BB 6/4

02022348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAY 3 1 2002 WASH. D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8-36598

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madden Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Akard Street
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Madden (214) 855-5335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brosowske, Mares, Smothermon & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5757 Alpha Road, Suite 500, Dallas, Texas 75240
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OK-JF 6-17-02

OATH OR AFFIRMATION

I, William B. Madden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madden Securities Corporation, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ANNE RUSH
Notary Public, State of Texas
My Commission Expires 11-18-02

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROSOWSKE, MARES, SMOTHERMON & CO., P.C.
Certified Public Accountants

5757 ALPHA ROAD, SUITE 500
DALLAS, TEXAS 75240

(972) 392-2727
FAX (972) 991-8236

To the Board of Directors
Madden Securities Corporation

We have audited the financial statements of Madden Securities Corporation for the year ended March 31, 2002, and have issued our report thereon dated May 20, 2002. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by auditing standards generally accepted in the United States of America. The purpose of our assessment was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our assessment was more limited than would be necessary to express an opinion on the internal control structure taken as a whole.

We also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is exempt from compliance with rule 15c3-3 and no facts came to our attention that such conditions for exemption had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises environment, the accounting system, and control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and

not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of the Company taken as a whole. However, our assessment disclosed no condition that we believed to be a material weakness.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the Commission's objectives.

This report is intended solely for use of Madden Securities Corporation and the Securities and Exchange Commission and should not be used for any other purpose.

May 20, 2002

Madden Securities Corporation

Financial Statements
and Supplemental Schedule

March 31, 2002

Madden Securities Corporation

Table of Contents

March 31, 2002

BROSOWSKE, MARES, SMOTHERMON & CO., P.C.
Certified Public Accountants

5757 ALPHA ROAD, SUITE 500
DALLAS, TEXAS 75240

(972) 392-2727
FAX (972) 991-8236

To the Directors and Stockholder
Madden Securities Corporation

We have audited the accompanying statement of financial condition of Madden Securities Corporation (a Texas corporation) as of March 31, 2002, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madden Securities Corporation as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Brosowske, Mares, Smothermon & Co., P.C.

May 20, 2002

Madden Securities Corporation
Statement of Financial Condition
March 31, 2002

Assets

Current assets:	
Cash	$136,753
Investments	3,800
Prepaid income taxes	2,386
Deferred income taxes	2,032
Total current assets	144,971
Office equipment, net	0
Total assets	$144,971

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable and accrued expenses	$ 5,030
Total current liabilities	5,030
Stockholder's equity:	
Common stock, $.10 par value, authorized - 1,000,000 shares, issued and outstanding - 300,000 shares	30,000
Additional paid-in capital	21,061
Retained earnings	98,586
Accumulated other comprehensive loss	(9,706)
Total stockholder's equity	139,941
Total liabilities and stockholder's equity	$144,971

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Operations
Year Ended March 31, 2002

Revenues:	
Brokerage commissions	$167,672
Financial consulting fees	87,028
Interest income	3,905
	258,605
Expenses:	
Employee compensation and benefits	165,980
Clearance, exchange and quotation fees	32,556
Business development	30,539
Office rent and utilities	21,149
Office expenses	3,393
Professional fees	1,108
Vehicle expenses	2,612
Other	13,905
	271,242
Loss before income tax benefit	(12,637)
Income tax benefit	(186)
Net loss	$(12,451)

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Stockholder's Equity
Year Ended March 31, 2002

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Totals
Balances, beginning	300,000	$30,000	$21,061	$111,037	$(7,581)	$154,517
Net loss	-	-	-	(12,451)	-	(12,451)
Unrealized losses on investments, net of taxes of $375	-	-	-	-	(2,125)	(2,125)
Balances, ending	300,000	$30,000	$21,061	$ 98,586	$(9,706)	$139,941

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2002

Cash flows from operating activities:	
Net loss	$(12,451)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	3,710
Deferred income taxes	(520)
Decrease in receivables	10,098
Increase in prepaid income taxes	(2,237)
Increase in accounts payable and accrued expenses	890
Net cash used in operating activities	(510)
Cash flows from investing activities:	
Purchases of office equipment	(2,372)
Net cash used in investing activities	(2,372)
Decrease in cash	(2,882)
Cash, beginning	139,635
Cash, ending	$136,753

The accompanying notes are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

Industry

The Company primarily provides securities brokerage and financial consulting services to companies and individuals in North Texas. The Company acts as a correspondent broker and does not carry customer accounts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

Investments

The Company's investments consist of securities that have a readily determinable fair market value. Since the Company does not intend to sell these securities in the near term, they are classified as available for sale, and, accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the stockholder's equity section of the Company's balance sheet. Realized gains or losses on all investments are determined by specific identification and are charged or credited to current earnings.

Credit Risk

Financial instruments that potentially subject the Company to credit risk include $31,243 of cash on deposit at a financial institution at March 31, 2002, in excess of amounts insured by the Federal Deposit Insurance Corporation.

Security Transactions

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in these financial statements as of the trade date.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Depreciation of office equipment is computed using straight-line and accelerated methods over lives of up to 7 years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the differences between the bases of investments and depreciable property for tax and financial reporting purposes. For tax purposes, the Company uses accelerated depreciation methods, resulting in the net bases of depreciable property for financial reporting purposes in excess of their tax bases. In addition, the Company has contribution deduction carryovers, which may be deducted against future taxable income. The deferred taxes represent the future tax return consequences of these differences.

Note 2 - Investments

Investments include stock warrants with an amortized cost and fair value of $3,300. These warrants entitle the holder to acquire 1,200 common stock shares ratably from June, 2002 to June, 2005. The balance of investments consists of a $50,000 corporate bond with a cost of $11,919, and a fair value of $500. The 10% bond matures November 15, 2006 and is currently callable.

Note 3 - Office Equipment

Office equipment is stated in the accompanying financial statements at cost, net of accumulated depreciation of $23,474. Depreciation expense of $3,710 for the year ended March 31, 2002, is included in other expenses.

Note 4 - Income Taxes

The provision for income taxes consists of the following:

Current taxes	$ 334
Deferred income taxes	(520)
	$ (186)

Income taxes exceed the amount expected when applying statutory tax rates to income before taxes because various expenses, primarily meals and entertainment and club dues, are not fully deductible for income tax purposes. The Company made income tax deposits of $2,571 during the year ended March 31, 2002.

Note 5 - Lease Commitments

The Company leases its office facilities under month-to-month lease agreements. Rental expense for the Company's office facilities totaled $14,100 for the year ended March 31, 2002.

Note 6 - Retirement Plan

The Company has a Savings Incentive Match Plan for Employees under Internal Revenue Code Section 408(p). Employees may elect to designate a portion of their salary up to $6,000 annually for contribution to the plan. The Company is required to match employee contributions up to 3% of contributing employees' salaries. All funds are fully vested as they are contributed to the plan. The Company's contribution for the year ended March 31, 2002 was $0.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. This rule requires a minimum net capital of $50,000 for correspondent brokers who do not carry customer accounts.

At March 31, 2002, net capital was $129,723, which was $79,723 in excess of required net capital. A calculation of net capital, as defined, at March 31, 2002, follows:

Total stockholder's equity	$139,941
Less non-allowable assets - receivable from non-customers	(2,386)
Less deferred taxes	(2,032)
Less haircut on debt securities	(500)
Less haircut on other securities	(3,300)
Less haircut on excess fidelity bond insurance deductible limit	(2,000)
Net capital	$129,723

Supplemental Schedule

Madden Securities Corporation

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 as of March 31, 2002

Computation of Net Capital

Total stockholder's equity	$139,941
Less non-allowable assets - receivable from non-customers	(2,386)
Less deferred taxes	(2,032)
Less haircut on debt securities	(500)
Less haircut on other securities	(3,300)
Less haircut on excess fidelity bond insurance deductible limit	(2,000)
Net capital	$129,723

Reconciliation with Company's computation:

Net capital as reported in Company's Part IIA of Form X-17a-5 as of March 31, 2002	$129,208
Audit adjustments:	
Apply Federal income tax deposits (previously reported as a non-allowable asset by the Company) against the Company's Federal income tax liability	334
Adjust Federal tax liability to actual	181
Net capital as computed above	$129,723

Statement of Omitted Supplemental Data
As of March 31, 2002

The computation for determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Related to Possession or Control Requirements under Rule 15c3-3 have been omitted because Madden Securities Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(i)(i).

See accompanying auditors' report.